August 14, 2020

VIA EDGAR

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

          Re: BMO LGM Frontier Markets Equity Fund (the “Registrant”)

                (Registration Nos. 333-193915; 811-22882)

Dear Mr. Grzeskiewicz:

This letter responds to oral comments received from you on Thursday, August 6, 2020, regarding the preliminary consent solicitation statement on Schedule 14A filed by the BMO LGM Frontier Markets Equity Fund (the “Fund”).

Your comments and the Registrant’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary consent solicitation statement. Please note that, concurrent with the filing of this response letter, the Registrant is filing a definitive consent solicitation statement for the Fund pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, which incorporates the comments specified below. The Registrant anticipates mailing the definitive consent solicitation statement to shareholders of the Fund on or about August 14, 2020.

1.	Comment: Confirm that the Fund has stopped selling shares.

Response: Confirmed. The Fund filed a supplement to its prospectus advising that, effective June 30, 2020, the Fund was closed to new purchases.

2.

Comment: In the Q&A, the Fund states that if the shareholders approve the liquidation and dissolution of the Fund, but do not approve the elimination of the fundamental policy of making quarterly repurchase offers, the Fund will be required to complete its September quarterly repurchase offer before making its initial liquidating distribution, which would delay the initial liquidating distribution. Clarify the range of time for the initial liquidating distribution if Proposal 1 is approved but Proposal 2 is not approved.

Response: The Fund added disclosure to the Q&A and in other relevant sections of the definitive consent solicitation statement.

3.	Comment: Confirm that the Fund will stay current on all filing obligations until liquidation of the Fund has consummated.

Response: Confirmed.

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

August 14, 2020

4.	Comment: Confirm that the Fund’s series and class identifiers will be marked as “inactive” on EDGAR once liquidation of the Fund has consummated.

Response: Confirmed.

5.	Comment: Confirm that the Fund will use all reasonable efforts to locate all shareholders of the Fund.

Response: Confirmed.

6.	Comment: Confirm that the Fund will decide on the collectability of all receivables and will include in the Fund’s respective liquidation costs anything the Fund believes cannot be collected.

Response: Confirmed.

7.	Comment: Disclose an estimate of liquidation costs and solicitation costs in the definitive consent solicitation statement.

Response: The requested disclosure has been made.

8.	Comment: Confirm whether Financial Accounting Standards Board Codification Topic 450 (formerly FAS 5) will be used in accounting for the liquidation of the Fund.

Response: The Registrant supplementally advises that it is unaware of any loss contingencies relating to the Fund at this time. The intent is to have the expenses accrued sufficiently at the time of liquidation. Any shortfall in the accruals will be covered by the Fund’s investment adviser, BMO Asset Management Corp.

*        *        *

If you have any questions regarding these responses, please contact the undersigned at (262) 951-7136.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Susan M. Hoaglund

Susan M. Hoaglund

cc:	Michael J. Murphy